ADVANCED SERIES TRUST

655 BROAD STREET

NEWARK, NJ 07102

December 27, 2022

VIA EDGAR SUBMISSION

Mr. Timothy Worthington

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Withdrawal for Advanced Series Trust (the “Registrant”): Registration Statement on Form N-14 (File No. 333-267111)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned Registrant hereby requests withdrawal of the delaying amendment (SEC Accession Number 0001683863-22-007771), as filed with the Securities and Exchange Commission on December 20, 2022 (the “Delaying Amendment”).

The Delaying Amendment was filed pursuant to Rule 473 of the Securities Act with respect to the Registrant’s Registration Statement on Form N-14 relating to the reorganizations of AST International Value Portfolio, AST J.P. Morgan International Equity Portfolio, and AST QMA International Core Equity Portfolio, each a series of the Registrant, and PSF International Growth Portfolio, a series of The Prudential Series Fund, with and into AST International Growth Portfolio, a series of the Registrant.  However, the Delaying Amendment was filed on December 20, 2022 using the incorrect EDGAR file number.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

If you have any questions or comments in connection with this withdrawal request, please contact the undersigned at (973) 420-6867.

Sincerely yours,

/s/ Melissa A. Gonzalez
Melissa A. Gonzalez
Assistant Secretary
Advanced Series Trust